Filed by: Gold Royalty Corp.

(Commission File Number: 001-40099)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Elemental Royalties Corp.

FINAL TRANSCRIPT

The following is a transcript of the presentation by Gold Royalty Corp. at an investor call held on February 1, 2022 at 11:00 a.m. EST (8:00 a.m. PT) to discuss the offer to acquire all of the outstanding common shares of Elemental Royalties Corp. and respond to questions.

Gold Royalty Corp.

Gold Royalty Continues Sector Leading Growth Trajectory Including Plans for Mutually Beneficial Acquisition of Elemental Royalties

Event Date/Time: February 1, 2022 — 11:00 a.m. E.T.

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Corporate participants

John Griffith

Gold Royalty Corp. — Chief Development Officer

David Garfalo

Gold Royalty Corp. — Chief Executive Officer, President, Chairman and Director

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PRESENTATION

Operator

Welcome, everyone, to the Gold Royalty Corp. webcast to provide updates about Gold Royalty and its offer to acquire Elemental Royalties Corp.

Presenting today from Gold Royalty is Mr. David Garfalo, Chairman, President and CEO, and Mr. John Griffith, Chief Development Officer of the Company. After your remarks, there will be a question-and-answer period.

Thank you. Mr. Griffith, you may begin.

John Griffith — Chief Development Officer, Gold Royalty Corp.

Thank you, Keith.

Good morning. We’re very pleased to be here today to speak directly to both Gold Royalty and Elemental shareholders and share why we believe the combination between Gold Royalty and Elemental will transform Elemental from good to great.

Just as importantly, we’d like to use this opportunity to set the record straight on what we believe were misleading statements made by Elemental in the Directors’ Circular and subsequent conference call. We strongly believe that there is nothing in the Elemental Directors’ Circular that detracts from the strength of our compelling offer to Elemental shareholders. Rather, Elemental’s circular relies on flawed arguments, which paint a highly selective picture to justify their recommendation for rejecting the offer and distract from what we believe to be a very compelling rationale for a combination. We remain steadfast in our conviction that our long-term vision of the combined company is sound and in the best interests of both Elemental and Gold Royalty shareholders. We also invite all participants to read our press release issued on January 31 and the offer documents, each posted on our website, as they contain important information for both Gold Royalty and Elemental shareholders.

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Before we begin, I need to call your attention to the disclaimer notice reminding all listeners that today’s presentation and remarks by the speakers will contain certain forward-looking statements, including with respect to the anticipated timing and benefits of effects of our proposed acquisition of Elemental, our business plans and strategies, our expectations regarding our interests, and the plans of the operators underlying our royalties. The advisories in this presentation, along with our Annual Report on Form 20-F and our Offer to Purchase and Circular, all available on SEDAR and EDGAR, describe important risk factors and assumptions relating to such forward-looking statements. This presentation does not constitute an offer to buy or sell, or a solicitation of an offer to buy or sell, any securities. Viewers should refer to our Offer to Purchase, and in the U.S., related Registration Statement for important information. These are available on SEDAR, the SEC website, and our website.

I would now like to hand the call over to Dave Garofalo, Chairman, CEO, and President of Gold Royalty Corp.

Dave.

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David Garfalo — Chief Executive Officer, President, Chairman and Director, Gold Royalty Corp.

Good morning, everybody.

Well, it’s certainly been a very busy 10 months for us. The acquisition of Elemental will be the fourth corporate transaction undertaken by Gold Royalty since its IPO in March of last year, representing an unprecedented pace of accretive growth for our shareholders. Since our oversubscribed US$90 million IPO, we have successfully acquired Ely Gold Royalties, Abitibi Royalties, and Golden Valley. Additionally, we declared our inaugural dividend securing a flexibility enhanced credit facility from the Bank of Montreal and achieved strong trading liquidity for our shareholders.

We are excited to welcome Elemental shareholders into the Gold Royalty family, and with the acquisition of Elemental’s nine royalties, Gold Royalty will hold 200 royalties across cash flowing, development, and exploration assets. Our combined, diversified portfolio would drive industry-leading revenue growth over the next three years, with medium- and longer-term growth driven by a deep pipeline of development assets. In addition, we also have exceptional longer-term optionality from earlier-stage royalties in our royalty generator model. Elemental’s royalty in Karlawinda will complement our existing royalties in Canadian Malartic Odyssey, Fenelon, and REN, highlighting a deep portfolio of assets focused in tier one jurisdictions and owned by premiere, well capitalized operating partners. We believe our portfolio has the potential to generate significant cash flows over a long lifecycle, support future dividend growth, and position us to aggressively pursue acquisitions and further consolidation in the royalty sector, all for the benefit of all of our shareholders.

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In their Directors’ Circulars, Elemental claims that our offer is wholly inadequate and does not reflect the full strategic and fair value of the Elemental common shares. We believe this statement is wholly untrue and we’d like to point out the facts.

Fact number one, our offer provides Elemental shareholders with an immediate and significant premium in a significantly more liquid vehicle.

Fact number two, our offer provides compelling fundamental value. Our offer implies a transaction price to net asset value of approximately 1.5 times, based on analyst consensus net asset value estimates. A premium toward the intermediate and junior royalty sector is currently trading and a premium to observed multiples in deals for comparable royalty portfolios. Of particular note, Elemental’s own financial advisor, Canaccord Genuity, published a report on January 17, 2022, just days before its Directors’ Circular sighting a net asset value, or NAV, for Elemental of CA$1.02 per share, that’s $1.02. For illustrative purposes, our offer represents a 1.7 times multiple to Canaccord Genuity’s own published NAV. This would rank second only to Franco-Nevada by price to net asset value amongst Canaccord’s entire precious metal coverage universe.

Fact number three, our offer provides a significant premium to Elemental shareholders based on Elemental’s NAV contribution, or net asset value. Elemental’s circular focuses only on historical revenues to question the value of our offer and spuriously overlooks NAV, which is a more common and accepted indicator. Again, we believe this is a distraction from the true merits of the transaction. Based on our offer, Elemental shareholders would own approximately 12 percent of the combined company, despite only contributing approximately 8 percent of NAV based on analyst consensus estimates. As such, the Gold Royalty offer represents a 50 percent premium to their NAV contribution to the combined company.

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In their Directors’ Circular, Elemental claims that the combination of Gold Royalty and Elemental would be significantly less attractive than Elemental’s standalone portfolio. Once again, let’s look at the facts. The fact is, the combined company would boast a sector-leading diversified portfolio of 200 royalties across cash flowing, development, and exploration stage assets, anchored in tier one jurisdictions of Quebec, Nevada, and Australia, and owned by premiere operating partners. The fact is, diversification protects shareholders against asset concentration risk, as well as geopolitical risk. I point to the unfortunate military coup currently unfolding in the West African country of Burkina Faso, where Elemental’s second material royalty is located, as a perfect example of the virtues and sensibilities of diversification. The royalty in Burkina Faso accounts for over 20 percent of Elemental’s NAV and exposes shareholders to material geopolitical risk. Illustratively, this royalty would comprise less than 3 percent of the NAV within Gold Royalty’s larger, more diversified portfolio based on analyst consensus estimates, thereby materially reducing the risk to all shareholders.

Another example, as mentioned in our offer circular, Gold Royalty’s per time royalty on Jerritt Canyon is currently the subject of a dispute. While Gold Royalty believes the dispute is without merit, the royalty is secondary to the NSR held by Gold Royalty on the project, with the per time royalty contributing only 0.1 percent to our diversified standalone net asset value and 1 percent to our standalone revenue. It’s clearly immaterial. We invite Elemental shareholders to participate in a much larger, well diversified portfolio with exposure to tier one jurisdictions and the premiere operators in the mining industry.

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In their Directors’ Circular, Elemental claims broadly that Gold Royalty’s portfolio has little or no reasonable likelihood of generating cash flow, even in the medium term. This is without any basis and not supported by the facts. We believe Gold Royalty’s existing portfolio and growth profile is second to none in the industry, even amongst our much larger peers. We currently have six royalties on currently producing cash flowing assets, plus 11 more assets in construction or active development. We have industry-leading revenues compound annual growth rate of 61 percent over the next three years, based on consensus estimates of public sector analysts who cover the royalty sector, and that’s without the acquisition of Elemental. We have no buybacks or caps on any of our material or cornerstone assets. Finally, our royalty generator model provides immediate cash flow, as well as a valuable tool for organic growth. Instead of incurring equity dilution in a highly competitive and scarce market for precious metal royalty acquisitions, the shareholders at Elemental will benefit from and contribute to Gold Royalty’s strong organic growth platform.

In their Directors’ Circular, Elemental claims that Gold Royalty’s revenue outlook is murky, and its recently announced dividend policy is not sustainable. Despite only completing our IPO 10 months ago, we’ve declared our first quarterly dividend last month, demonstrating our commitment to shareholder returns. We are extremely proud of this accomplishment. Our quarterly dividend is supported by an immediate and growing revenue generation from our current standalone asset base with or without Elemental and a strong balance sheet with US$63 million in total liquidity and no debt. With the expected growth in revenue over the next several years driven by projects in active development and construction, the Gold Royalty Board intends to periodically reassess the level of dividend payments with the goal of returning additional cash flow to shareholders in the future, with or without the addition of Elemental’s portfolio. Conversely, Elemental’s current level of high-cost debt seriously restricts its ability to pay a dividend, return cash flow to shareholders, and otherwise compete meaningfully for future growth and acquisitions.

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In their Directors’ Circular, Elemental claims that Gold Royalty had abnormal trading on the last trading day prior to announcing its intention to make the hostile bid, namely on December 17, 2021. I’m disappointed that Elemental’s Board chose to take this misleading position. The fact is that December 17 trading was driven by the Junior Gold Miner’s Index. The GDXJ ETF is ordinarily quarterly rebalanced, which is commonly known to be implemented based on the closing prices on the third Friday of every quarter end month. GDXJ is widely recognized as the largest global ETF tracking the junior gold sector, with over $4 billion in assets and $280 million in daily liquidity. The Elemental Board and its advisors would have been well aware of this rebalance given the media and industry coverage, so the fact that they chose to ignore the facts and suggest something different is disingenuous and, I believe, a disservice to Elemental’s shareholders. The fact is the GDXJ inclusion and rebalance is an extremely positive event for Gold Royalty as a further confirmation of Gold Royalty’s successful strategy to create a diversified, scalable precious metals royalty company. As you can see by the chart in the bottom right, Gold Royalty’s shareholders benefit from a three-fold increase in our ETF position on this day, which represents a significant $13 million increased weighting in recognition of Gold Royalty’s aggressive growth and expansion initiatives in 2021. Elemental shareholders will benefit from significantly improved trading liquidity and a potential rerating as a result of Gold Royalty’s GDXJ Index membership, which Elemental is not a part of. In contrast, Elemental’s average daily trading liquidity represents less than 2 percent of Gold Royalty’s normal trading activity.

In their Directors’ Circular, Elemental claims that Gold Royalty is burning through cash at an unsustainable and alarming rate. This assertion and the figures Elemental uses to support it are flawed and completely misleading. The fact is our execution over the past 12 months, as I laid out at the outset, represents unprecedented pace of accretive growth and has resulted in a diverse and well balanced portfolio of high-quality precious metal royalty assets that will benefit our shareholders over the next decade and beyond. These transformative transactions total in excess of $500 million resulted in multiple one-time nonrecurring costs that are not reflective of forward-looking normal business costs. In addition, we believe a combination of Gold Royalty and Elemental will allow us to further rationalize costs, improving cash flows, dividends, and net asset value to the benefit of both sets of shareholders.

Gold Royalty’s key assets, including Canadian Malartic Odyssey, Fenelon, and its development asset REN, anchor an enviable portfolio of strong cash flow, industry-leading growth, and long mine lives. We believe our 3 percent royalty on a portion of Canada’s largest producing gold mine, Canadian Malartic Odyssey, is a generational asset within our portfolio, with several decades of mine life ahead of it. A royalty of this calibre could not be recreated in this market. The asset is managed by two very strong and well capitalized operators in Agnico and Yamana. The mine’s transition from open pit to underground operations where our royalty is focused advanced significantly in 2021. Once fully ramped up, the underground operation is expected to produce 500,000 to 600,000 ounces per year and has a current stated mine life of 18 years, which would make it Canada’s largest underground mine. However, we believe this is just the beginning. The current mine plan only includes approximately 50 percent of the project’s 14.3 million ounces of disclosed mineral resources. An increased conversion of resources is expected to extend mine life by over 20 years, producing at a sustainable rate of 500,000 to 600,000 ounces per year.

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The Fenelon Gold project is located in Quebec, along the Detour-Fenelon Gold Trend. Wallbridge released a maiden resource Fenelon in November, highlighting a multimillion-ounce resource of 2.13 million ounces in the indicated category, plus an additional 1.47 million ounces in the inferred category. The deposit remains open in multiple directions and at depths, showcasing excellent growth potential of both open pit and underground resource.

The Ren project is a prospective land position located on the northern extension of the Goldstrike mine, often referred to as the Carlin Complex in Nevada. Goldstrike is a tier one gold operation that’s already produced roughly 60 million ounces of gold and is owned by Nevada Gold Mines, a joint venture between Barrick and Newmont. A maiden resource for REN is expected this year. Production at REN is expected by the operator in the next few years and represents upside potential to Barrick’s 10-year mine plan.

The pro forma company will have several exciting catalysts over the next year across the portfolio. As you can see on the chart on the right, the pro forma company is expected to generate meaningful cash flow today and industry-leading growth over the next few years, with longer-term potential driven by the advancement of key assets, including Malartic’s Odyssey, underground Fenelon, and REN. Gold Royalty is focused on creating preeminent growth focused precious metals intermediate royalty company, and we strongly believe Elemental’s portfolio directly aligns with this strategy. Elemental’s is a mix of cash flowing and near-term development assets complementing our growth focused portfolio. Importantly, the acquisition of Elemental will add another cornerstone royalty to Gold Royalty’s portfolio, a 2 percent NSR in Capricorn Metal’s Karlawinda operation, Australia’s newest gold mine, providing Gold Royalty shareholders with exposure to another tier one jurisdiction, in addition to our existing portfolio in Nevada and Quebec. The acquisition also builds on Gold Royalty’s strategy of partnering with premiere operators, including Capricorn and Endeavour Mining, a $5.4 billion intermediate gold producer. Finally, we continue to grow in a financially prudent manner, and the acquisition of Elemental is accretive to Gold Royalty on key financial and operating metrics.

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In summary, this transaction is a tremendous fit from a strategic and operational perspective, and we hope that this call has cleared up any misconceptions stemming from the flawed analysis at Elemental’s Directors’ Circular. As I’ve said before, the benefits of consolidation, in addition to talent and asset quality, are best measured in terms of capital markets and operating scale, which combine to drive more predictable earnings, lower G&A as a percentage of revenue, increase trading liquidity, lower cost of capital, and ultimately higher valuations. This creates a virtuous cycle in which capital can be more efficiently deployed on an accretive basis to drive further growth. It is this dynamic which we believe the market is recognizing, rewarding in our recent acquisitions. We firmly believe that the combination between Gold Royalty and Elemental will result in a similar outcome, which will continue to benefit all shareholders. We look forward to welcoming Elemental shareholders into this bigger and better combination of strengths.

With that, Operator, we’d be happy to take questions from the audience.

Q & A

Operator

Thank you.

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John Griffith — Chief Development Officer, Gold Royalty Corp.

All right, Dave, the first question we have here is, “Why would Elemental’s Management make (audio interference)?”

David Garfalo — Chief Executive Officer, President, Chairman and Director, Gold Royalty Corp.

Well, it’s not atypical for an unsolicited deal and I wouldn’t call this a hostile deal. It’s an unsolicited deal. We’re being friendly to shareholders. We want to give them a choice and I can understand how management might take a different view of things and embellish facts in order to put forward a perspective. But ultimately, this was an opportunity for us to dispel those misconceptions and deal with those misleading statements straight on.

John Griffith — Chief Development Officer, Gold Royalty Corp.

The next question, “Does Elemental’s Management fear unemployment?”

David Garfalo — Chief Executive Officer, President, Chairman and Director, Gold Royalty Corp.

You know, I have a lot of respect for the management and the board of Elemental. I think they’ve built a very attractive portfolio of assets. I think ultimately that asset portfolio has outgrown the platform that they’re on. It’s very illiquid. It trades by appointment, literally tens of thousands of dollars per day. It has as high cost of capital, very punitive debt conditions. This is an opportunity to be in a much more liquid vehicle and see that asset base be rerated within a vehicle that can attract a higher multiple and a rerate, and ultimately a lower cost of capital which will allow us to perpetuate and continue to grow the business on a combined basis.

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John Griffith — Chief Development Officer, Gold Royalty Corp.

Thanks, Dave.

The next question, “It would appear we may need at least one of Elemental’s shareholder groups, South32 and Deutsche Balaton, as willing sellers to achieve 50 percent shareholder approval. Have they contacted any of our extensive group contacts, or we them, and do we have any indication of their support?”

David Garfalo — Chief Executive Officer, President, Chairman and Director, Gold Royalty Corp.

Well, this is ultimately an opportunity for them to make a choice. We’ve put that out into the marketplace so that shareholders do not get disenfranchised. I think over the course of this bid period we feel quite confident they’ll see that we’ve realized full value for them and given an opportunity to them for a rerate within a much larger vehicle in a combined basis.

John Griffith — Chief Development Officer, Gold Royalty Corp.

Thanks, Dave.

The next question, “What conversation, if any, have the two management teams had in the past few weeks? What was the communication with Elemental like before this transaction was announced?”

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David Garfalo — Chief Executive Officer, President, Chairman and Director, Gold Royalty Corp.

Well, the communication between the managements and some of the board on Elemental and ourselves I think is well catalogued within the Directors’ Circular that’s been filed with the SEC, so I’d urge you to look at the background to the offer. I would say that communication since then has really been nonexistent. I understand that they’re running a process to ensure that they’re maximizing value, and I think that’s been well disclosed within their circular and also within their press releases.

John Griffith — Chief Development Officer, Gold Royalty Corp.

The next question, “I am an Elemental shareholder. You said Elemental is valued at 1.7 times its net asset value. What is the Gold Royalty multiple to net asset value, and what does it mean to me as an Elemental shareholder?”

David Garfalo — Chief Executive Officer, President, Chairman and Director, Gold Royalty Corp.

Well, I think what it allows you to achieve is a significant upfront premium with an opportunity to rerate within the much larger vehicle. It’s that double bump that we’ve been talking about, and we sold to the shareholders of Ely, Golden Valley, and Abitibi was the ability to realize that upfront premium. The premium we’re offering for Elemental shareholders is very comparable to what we offered to the three other companies we took over, with the potential of a rerate within the much larger vehicle, more liquidity. We trade typically $3 million to $5 million per day of stock on the New York Stock Exchange, American. Typically, Elemental trades in the tens of thousands of dollars per day, less than 2 percent of our daily trading liquidity. It’s an opportunity with a much larger and more liquid vehicle to realize a lower cost of capital, a rerate on a combined basis. You’ll get the benefit of that second bump, that rerate, within the combined company, but importantly, have liquidity and also a dividend. We’re paying a sustainable dividend of just under a 1 percent yield, which we feel confident that we can grow with or without Elementa, given our sector-leading revenue growth trajectory.

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John Griffith — Chief Development Officer, Gold Royalty Corp.

Thanks, Dave.

Another question, “If only 20 percent of the Elemental shareholders were to tender their shares, would GROY consider holding these shares as a strategic investment?”

David Garfalo — Chief Executive Officer, President, Chairman and Director, Gold Royalty Corp.

Well, our bid requires a minimum tender currently of two thirds and before we can take up. Again, that’s well laid out in the circular. But we feel quite confident, again, in the fullness of time as Elemental goes through its process, unearthing maximum value for their shareholders, that they’ll realize that we’ve offered a full and fair premium and offer to their shareholders.

John Griffith — Chief Development Officer, Gold Royalty Corp.

Dave, I only see one more question, which I think you’ve already partially answered. I’ll just repeat it anyway. “Will Elemental Management become part of the new company?”

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David Garfalo — Chief Executive Officer, President, Chairman and Director, Gold Royalty Corp.

Well, certainly, all these things are on the table. If they were able to engage with us in a conversation, then we’d be happy to talk about social issues like that. I should add that in each of our acquisitions, whether it was Ely Gold, whether it was Golden Valley and Abitibi, the founders have all joined the management, and in some cases the board, of the combined company. We believe in not only acquiring assets, which are clearly attractive here in Elemental’s portfolio, but also acquiring intellectual capital to build our business. But what I would say is the beauty of our business is how scalable it is, how low intensity it is in terms of people. We have half a dozen full-time employees and I have every confidence that we can run a business 10 times the size with the same small employee base. But there is room, always, for additional intellectual capital, another person here or there, to provide another dimension to our Management in order to continue to grow and perpetuate our business.

John Griffith — Chief Development Officer, Gold Royalty Corp.

Thanks, Dave.

Actually, one more question came in, “When will we know if Elemental shareholders voted yes or no?”

David Garfalo — Chief Executive Officer, President, Chairman and Director, Gold Royalty Corp.

Well, it is in a voting process. Just to be clear, this is a takeover offer, so there is a tender period. They will be allowed to tender their stock any time from now until, I believe, the expiry is April 27 of the offer. Hopefully, we’ll achieve the minimum tender condition and be able to take up the stock and then combine the companies to create what I think will be a force in the mid-tier in the royalty and streaming space.

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John Griffith — Chief Development Officer, Gold Royalty Corp.

Thanks, Dave. I see no more questions, so I’ll hand it back to you.

David Garfalo — Chief Executive Officer, President, Chairman and Director, Gold Royalty Corp.

Well, thank you very much for your kind attention this morning. Of course, we remain open to you. If you have any questions, reach out through our website, through our general delivery email, and keep an eye on our website, goldroyalty.com. We trade on the New York Stock Exchange under the symbol GROY. If you have any questions, please don’t hesitate to reach out. Thank you so much for your kind attention.

Operator

Ladies and gentlemen, this concludes today’s conference. We appreciate your participation.

ADDITIONAL INFORMATION

This communication is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire securities (the “Offer”) of Elemental Royalties Corp. (“Elemental”) and to issue securities of Gold Royalty Corp. (“Gold Royalty”) is being made solely by, and subject to the terms and conditions set out in, the Offer to Purchase and Bid Circular dated January 11, 2022 and related offer documents (the “Offer Documents”). Copies of such documents are available under Elemental’s profile at www.sedar.com. The distribution of this communication in jurisdictions other than Canada may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Canada should inform themselves about, and observe, any applicable requirements. This presentation does not purport to comply with the laws of any non-Canadian jurisdiction, excluding the United States, and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside Canada. Shareholders should refer to the Offer Documents for important information regarding the Offer.

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The information herein regarding Elemental has been derived from Elemental’s public disclosure. All references to “$” or dollar amounts are to United States dollars and all references to “C$” are to Canadian dollars, unless otherwise indicate.

NOTICE TO U.S. SHAREHOLDERS

In connection with the Offer, Gold Royalty has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”), which contains a prospectus relating to the Offer, under the U.S. Securities Act of 1933, as amended. INVESTORS, SHAREHOLDERS OF ELEMENTAL, AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLD ROYALTY, ELEMENTAL, AND THE OFFER. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov under Gold Royalty’s profile and the materials will be posted on Gold Royalty’s website at www.goldroyalty.com.

Gold Royalty is a foreign private issuer and is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. Gold Royalty prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they may not be directly comparable to financial statements of United States companies. In addition, mineral reserve and mineral resource information included in this presentation has been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM Definition Standards, which differ in many respects from the requirements of the United States securities laws. The SEC has adopted new rules to amend and modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC (the “SEC Modernization Rules”). We are required to provide disclosure on our mineral properties under the SEC Modernization Rules in our Registration Statement and prospectus contained therein. We have included schedules to our Registration Statement and prospectus containing Supplemental Mining Property Disclosures that we believe are in compliance with the SEC Mining Modernization Rules. As a result of SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources,” “indicated mineral resources,” and “inferred mineral resources,” and the definitions of “proven mineral reserves” and “probable mineral reserves” have been amended to be substantially similar to the corresponding CIM Definition Standards. However, there remain differences in the definitions and standards under the SEC Mining Modernization Rules and the CIM Definition Standards, and, therefore, shareholders should also refer to the Supplemental Mining Property Disclosure schedules attached to the Registration Statement and prospectus contained therein.

Shareholders in the United States should be aware that the disposition of their Elemental shares and the acquisition of Gold Royalty shares by them as described herein may have tax consequences both in the United States and in Canada. Shareholders should be aware that owning Gold Royalty shares may subject them to tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of the United States, may not be described fully herein and such shareholders are encouraged to consult their tax advisors. See Section 36 of the Offer to Purchase dated January 11, 2022, “Certain Canadian Federal Income Tax Considerations” and Section 37 of the Offer to Purchase, “Certain United States Federal Income Tax Considerations”.

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THE OFFER CONSIDERATION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER SECURITIES REGULATORY AUTHORITY, NOR HAS THE SEC OR ANY OTHER SUCH AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF ANY OFFERING DOCUMENTS, INCLUDING THE OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In accordance with applicable law, rules and regulations of the United States, Canada or its provinces or territories, including Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), Gold Royalty or its affiliates and any advisor, broker or other person acting as agent for, or on behalf of, or in concert with Gold Royalty or its affiliates, directly or indirectly, may bid for, make purchases of, or make arrangements to, purchase Elemental shares or certain related securities outside the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. Such bids, purchases or arrangements to purchase may be made during the period of the Offer and through the expiration of the Offer. Any such purchases must comply with applicable laws, rules and regulations. To the extent information about such purchases or arrangements to purchase is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform shareholders in the United States of such information.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING-STATEMENTS

Certain of the information in this communication contains ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause Gold Royalty’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. The words “believe”, “expect”, “will”, “estimate”, “propose” and derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Such forward-looking statements, including but not limited to statements relating to: the satisfaction of the conditions related to the Offer; the anticipated timing, benefits and effects of the completion of the Offer; a subsequent transaction, Gold Royalty’s business plans and strategies; the plans of the operators of the projects underlying Gold Royalty’s and Elemental’s royalty and other interests; expected exploration and development timelines and other expected developments regarding such projects; the anticipated synergies and other benefits of the proposed transaction, including Gold Royalty’s intentions with respect to Elemental’s business, and expectations regarding revenue generation from royalty interests, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, the ability to obtain necessary approvals, including any stock exchange approvals, and to meet the other conditions under the Offer, the ability to realize the benefits under the proposed transaction, material adverse effects on the business, properties and assets of the parties; the accuracy of Elemental’s public disclosures and that Elemental has not failed to publicly disclose any material information with respect to its business, operations, assets, material agreements, or otherwise, the impact of general economic and market conditions; any inability of the operators of the properties underlying the parties’ royalty and other interests to execute proposed plans for such properties, any inability of the operators of the projects underlying royalty interests to achieve expected project milestones, including expected production at such projects, risks related to such operators or the exploration, development and mining operations of the properties underlying the parties’ royalty and other interests; impacts of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 pandemic and the effectiveness of such responses; any inability of the parties to carry out growth plans and other risk factors set forth in Gold Royalty’s annual report on Form 20-F for the year ended September 30, 2021 and in the Offer Documents, copies of which are available at www.SEDAR.com. Although Gold Royalty has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gold Royalty does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

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